

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 6, 2024

André van Niekerk
Chief Financial Officer
Gatos Silver, Inc.
925 W Georgia Street , Suite 910
Vancouver, British Columbia, Canada V6C 3L2

> **Re: Gatos Silver, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2023**
> **Filed February 21, 2024**
> **File No. 001-39649**

Dear André van Niekerk:

We have reviewed your filing and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2023

Item 2. Properties, page 29

1. Please disclose your mineral resources and mineral reserves based on your attributable interest in the property, and corresponding to your fiscal year end, as required by Item 1304(d) of Regulation S-K.

    Please ensure each mineral resource or reserve table includes the point of reference, cut-off grade(s), and metallurgical recovery factor.

2. We note that your resource and reserve reconciliation does not compare resources and reserves corresponding to your fiscal year end, rather the resource and reserve reconciliation in your annual filing corresponds to July 1, 2023 and July 1, 2022. Please provide a reconciliation comparing your resources and reserves as of the previous two fiscal year ends, as required by Item 1304(e) of Regulation S-K.

    Please address each instruction under this Item in the reconciliation. For example the reconciliation should include the net difference between resources and reserves as a percentage, an explanation of the causes of any discrepancy in mineral resources, and an explanation of the causes of any discrepancy in mineral reserves.

Financial Statements
Note 14 Investment in Affiliates, page 70

3.   We note you recognized equity income in affiliates of $33.6 million related to your investment in LGJV in 2023, representing your ownership share of the LGJVe's results. We also note that LGJV reported net income of $53.4 million in 2023. Please show us how you determined your share of net income from this joint venture using the equity method of accounting and how your determination complies with ASC 323-10-35.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Joanna Lam at 202-551-3476 or Craig Arakawa at 202-551-3650 if you have questions regarding comments on the financial statements and related matters. Please direct any questions to John Coleman at 202-551-3610 regarding the engineering comments.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation